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                          POSSIBLE QUESTIONS & ANSWERS
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How did you get my number?

As an Information Representative for Western Resources I have been provided with a Kansas City Power and Light Company shareholder list to ensure that you are aware of the offer from Western Resources. I would also be more than happy to assist you and explain the tendering process and provide any additional information that you may require.

What should I do?

Western Resources recommends that you tender your shares today. Management of Western Resources also believes the exchange will result in increased dividend income per share of up to 45% and a share price of $31.00 subject to the terms and conditions of the Offer(1).

(1) Dividend per KCPL share is based upon Western Resources' projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes the Western Resources average share price is between $28.18 and $33.23 at the time of closing.

What is a tender offer?

A tender offer is an offer to purchase the outstanding shares of a corporation directly from shareholders. This offer will allow you to exchange each share of KCPL stock for $31 of Western Resources stock, as long as Western Resources' average stock price is between $28.18 and $33.23 when the shares are accepted for exchange. The final conversion of your KCPL shares to Western Resources stock will occur when all conditions of the Offer have been met.

How do I tender my shares?

Follow the directions in the Letter of Transmittal which is included in the tender offer materials that were mailed to you. Simply sign at the red "x" on pages 2 and 3 and fill in your social security number on page 3. Return the Letter of Transmittal in the envelope provided together with your stock certificates to Harris Trust. I would be happy to walk you through the process and answer any questions you may have. If you have not yet received the tender offer materials, we would be happy to have a new set sent to you.

How long do I have to make my decision?

The current expiration date is __________ unless it is extended.






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                      POSSIBLE QUESTIONS & ANSWERS, CONT'D
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Who is Western Resources?

Information about Western Resources is contained in the tender offer materials. According to those materials, Western Resources is a combination electric and natural gas public utility engaged in the generation, transmission, distribution and sale of electric energy in Kansas and the purchase, distribution, transportation and sale of natural gas in Kansas and Oklahoma. The Company serves 648,000 natural gas customers in Kansas and Oklahoma and 601,000 electric customers in Kansas. Western Resources is a $6 billion Company. Western Resources has also paid dividends every year since its founding in 1924 and has increased dividends every year for the last 20 years.

Does EVEREN have an opinion on this tender offer?

As Information Representative, EVEREN does not, however, Western Resources believes that by tendering your shares, you will be sending a clear message to KCPL that you support the merger of Western Resources and KCPL.

Why does Western Resources want my shares?

Western Resources is seeking to merger with KCPL. The tender offer materials state that management of Western Resources believes that the consolidation will result in a $9 billion company that management believes will be more than twice as large as KCPL alone and that the combined company can be a leader in the changing utility industry.

Why is KCPL contesting this offer?

Western Resources has stated that KCPL has refused to discuss its offer with it. By tendering your shares, you can send a message to KCPL management that you would like them to meet with Western Resources management and complete a merger.

Who is EVEREN Securities?

EVEREN Securities is a full-service securities brokerage firm. We have been retained by Western Resources as Information Representative to ensure that KCPL shareholders like yourself are aware of the Western Resources tendering process and to provide any assistance or information you may require.





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Does EVEREN provide research on KCPL or Western Resources?

Yes we do, but unfortunately as Information Representative I am unable to discuss our research opinion with you nor can I send you any of our research reports.

What would you do if you were a KCPL shareholder?

As Information Representative, I am unable to make recommendations or give investment advice since you are not a current EVEREN client and I am not familiar with your financial situation or investment objectives. I can recommend that you read the tender offer materials and make your own decision on whether to retain your KCPL shares or exchange them for Western Resources shares.

If I were to open an EVEREN account would you be able to advise me on this tender offer?

I would be able to give you investment advice only if you were an EVEREN client and I had sufficient information to determine your financial situation and investment objectives.




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